October 2, 2008


Mail Stop 04-09

David Lichtenstein
c/o The Lightstone Group
326 Third Street
Lakewood, New Jersey 08701

	RE:	Lightstone Value Plus Real Estate Investment Trust, Inc.
      Post-Effective Amendment to Registration Statement on Form
S-11
      File No. 333-117367
      Filed on September 25, 2008

Dear Mr. Lichtenstein:

      This is to advise you that we have conducted only a limited review of your registration statement. Based on that limited review, we have the following comments.

General

1. Please disclose a per share company performance metric, such as funds from operations, for each of the last four quarters.

2. Please disclose the net operating income of your real estate portfolio for the last fiscal year and the most recent interim period. Please break out each property type.

Recent Developments, page 1

3. Please limit this section to recent developments. The first three paragraphs and the loan table should be moved to the following section.

4. Please disclose the termination date of the offering.

5. Please revise the disclosure to clarify if the loan table excludes your variable rate loans. If so, please advise us why you exclude these loans from the table.

Summary of Current Portfolio, page 2

6. Please include a footnote that explains how you calculate the initial capitalization rate.

7. Please include disclosure regarding average rents of each property or on a portfolio basis by property type.

8. Please include an aggregate lease expiration table for your office, industrial and retail properties.

Compensation Paid to the Lightstone Group..., page 10

9. Please disclose any accrued but unpaid fees.

Incorporation by Reference, page 10

10. Please incorporate your first quarter Form 10-Q.

*  *  *  *

      As appropriate, please amend your filing in response to these comments. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Before the amended registration statement is declared effective pursuant to Section 8 of the Securities Act, the company should provide us a letter, acknowledging that:

?	should the Commission or the staff, acting pursuant to
delegated
authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

?	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

?	the company may not assert staff comments and the declaration of
effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

	Please contact me at (202) 551-3852 with any other questions.

						Sincerely,


						Michael McTiernan
						Special Counsel

cc:  	Peter Fass (via facsimile)
	Proskauer Rose LLP


David Lichtenstein
Lightstone Value Plus Real Estate Investment Trust, Inc.
October 2, 2008
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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

   DIVISION OF
CORPORATION FINANCE
MAIL STOP 4561


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